

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2020

Robert Machinist
Chief Executive Officer
Troika Media Group, Inc.
101 S. La Brea Avenue
Los Angeles, CA 90036

> **Re: Troika Media Group, Inc.**
> **Amendment No. 7 to Draft Registration Statement on Form S-1**
> **Submitted July 21, 2020**
> **CIK No. 0001021096**

Dear Mr. Machinist:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A DRS filed July 21, 2020

Capitalization, page 31

1. We note that you have included the entire amount of proceeds from the Offering in the Common Stock line item in the As Adjusted column. Please revise the As Adjusted column to reflect the common stock par value of $0.001 per share for the 3,333,333 shares to be sold in the offering with the remainder of the proceeds reflected as an increase in Additional paid-in-capital.

Dilution, page 32

2. We note that your disclosure of Net tangible book value per share includes retroactive effect to the issuance of shares upon conversion of loans and the intended 1 for 15 reverse stock split. Please revise the dilution table to include per share amounts on both an historical basis and separately disclose pro forma net tangible book value per share

assuming the conversion of loans and reverse stock split.

Financial Statements
Note 1 - Presentation of the Financial Statements
Recent Accounting Pronouncements, page F-5

3. Please revise the disclosure on pages F-11 and F-16 of the amount of right-of-use assets to agree with the amount presented on the balance sheet or tell us the reason for the difference.

Risks and Uncertainties, page F-5

4. We note you state that "the consolidated fiscal year 2022 forecast for the combined entity is $1.8 million in adjusted EBITDA." Please provide all disclosures required pursuant to Article 11 of Regulation S-X for this forecast or alternatively revise to delete disclosure of any type of forecast.

     You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Elliot Lutzker